FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 27 April, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö _Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2022 First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 April, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2022 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt, Free Cash Flow and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, April 27, 2022. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2022 in comparison with its results for the quarter ended March 31, 2021.

Summary of 2022 First Quarter Results

(Comparison with fourth and first quarter of 2021)

	1Q 2022	4Q 2021		1Q 2021
Net sales ($ million)	2,367	2,057	15%	1,182	100%
Operating income ($ million)	484	273	77%	52	839%
Net income ($ million)	503	336	50%	101	400%
Shareholders’ net income ($ million)	503	370	36%	106	373%
Earnings per ADS ($)	0.85	0.63	36%	0.18	373%
Earnings per share ($)	0.43	0.31	36%	0.09	373%
EBITDA* ($ million)	627	483	30%	196	220%
EBITDA margin (% of net sales)	26.5%	23.5%		16.6%

*EBITDA is defined as operating income (loss) plus depreciation, amortization and impairment charges / (reversals). EBITDA includes severance charges of $12 million in 1Q 2022 (related to the discontinuation of our industrial equipment business in Brazil and the closure of NKKTubes), $8 million in 4Q 2021 and $5 million in 1Q 2021. If these charges were not included EBITDA would have been $639 million (27.0%) in 1Q 2022, $491 million (23.9%) in 4Q 2021 and $201 million (17.0%) in 1Q 2021.

Our sales in the first quarter increased a further 15% sequentially, driven by higher prices for OCTG in the Americas and higher shipments of line pipe in Europe and South America. Our EBITDA rose 30% sequentially with the margin exceeding 26%, as higher prices more than compensated increases in energy and raw material costs. We decided to discontinue our industrial equipments business in Brazil which recorded an EBITDA loss of $14 million, including severance provisions, during the quarter, and we fully impaired the value of our 49% share in the joint venture with Severstal in Russia, recording a charge of $15 million.

1

Working capital increased by $609 million in the quarter, with higher receivables, reflecting an increase in sales, and higher inventories which were affected by higher costs for raw material and energy. Operating working capital days amounted to 141, which compares with 165 in the first quarter of 2021 and 135 in the fourth quarter of 2021. Free cash flow was negative at $94 million and we ended the quarter with a net cash position of $562 million.

Market Background and Outlook

The Russian invasion of Ukraine and the sanctions that have been imposed on Russian individuals, companies and institutions has changed the outlook for energy worldwide. Oil and gas prices are higher than they were before the invasion as alternative sources to Russian exports of oil and gas are sought in Europe and other markets. In addition, current oil and gas production levels are not keeping pace with global demand and inventories are at low levels.

Inflationary pressures and high commodity prices intensified by the Russian invasion are inducing a monetary response by central banks and a slow down in global growth as well as increased uncertainty, which is further heightened by the ongoing COVID outbreak and governmental response in China.

Drilling activity is increasing around the world led by North America and the Middle East. Offshore drilling activity is also increasing, led by Latin America. Pipeline project activity is also increasing in the Middle East, South America and the Mediterranean and Black Seas.

The outlook for steelmaking raw materials has also changed. Russia and Ukraine have both been major suppliers of pig iron, ferroalloys and semi-finished steel to European and American markets and the costs of these materials have risen sharply since the invasion.

OCTG prices are also increasing on higher consumption while inventories have declined to low levels in key regions such as North America and the Middle East.

In the second quarter, we anticipate further growth in sales, with higher volumes in the Middle East and South America, and stable margins with higher prices compensating the increase in costs. We also anticipate that free cash flow will be positive. In the second half, we anticipate further growth in sales, and margins should remain around the same level as the first half.

2

Analysis of 2022 First Quarter Results

Tubes Sales volume (thousand metric tons)	1Q 2022	4Q 2021		1Q 2021
Seamless	772	731	6%	496	56%
Welded	50	68	(26%)	71	(29%)
Total	822	799	3%	568	45%

Tubes	1Q 2022	4Q 2021		1Q 2021
(Net sales - $ million)
North America	1,347	1,118	20%	514	162%
South America	348	341	2%	166	109%
Europe	232	167	39%	143	62%
Middle East & Africa	182	209	(13%)	196	(7%)
Asia Pacific	94	75	26%	60	57%
Total net sales ($ million)	2,203	1,910	15%	1,080	104%
Operating income ($ million)	471	245	92%	38	1,140%
Operating margin (% of sales)	21.4%	12.8%		3.5%

Net sales of tubular products and services increased 15% sequentially and 104% year on year. Volumes increased 3% sequentially and 45% year on year while average selling prices increased 12% sequentially and 41% year on year. In North America sales increased 20% sequentially, thanks to higher prices throughout the region reflecting higher drilling activity and declining market inventory levels with seasonally higher volumes of OCTG in Canada. In South America sales increased 2% sequentially, due to higher OCTG prices across the region but lower volumes of line pipe and industrial products in Brazil and Argentina. In Europe sales increased 39% due to sales of offshore line pipe to Sakarya project in Turkey and higher prices on mechanical pipe sales to distributors. In the Middle East and Africa sales decreased 13% and remain at low levels, particularly in Kuwait, where the transition to a new contract is still pending, and with minimal sales of offshore line pipe in Africa and OCTG to Qatar. In Asia Pacific sales increased 26% mainly due to higher sales in Oceania.

Operating result from tubular products and services amounted to a gain of $471 million in the first quarter of 2022, compared to a gain of $245 million in the previous quarter and $38 million in the first quarter of 2021. In the previous quarter, Tubes operating income included a $57 million impairment charge on NKKTubes fixed assets. During the quarter Tubes operating margin increased to 21.4%, following a 12% increase in average selling prices which more than offset the increase in energy and raw material costs.

Others	1Q 2022	4Q 2021		1Q 2021
Net sales ($ million)	164	147	11%	102	60%
Operating income ($ million)	13	29	(54%)	13	(1%)
Operating margin (% of sales)	8.0%	19.4%		13.0%

Net sales of other products and services increased 11% sequentially and 60% year on year. The sequential increase in sales is mainly related to higher sales of excess raw materials and sucker rods, partially offset by lower sales of energy, industrial equipment in Brazil, which is being discontinued, and no sales from the Geneva structural pipe business in the United States, which was sold in the previous quarter. Operating income of the Others segment, in the quarter, includes a $5 million severance charge related to the discontinuation of the industrial equipment business in Brazil.

3

Selling, general and administrative expenses, or SG&A, amounted to $365 million, or 15.4% of net sales, in the first quarter of 2022, compared to $338 million, 16.4% in the previous quarter and $255 million, 21.6% in the first quarter of 2021. SG&A expenses during the quarter included $5 million of leaving indemnities, mainly related to the discontinuation of our industrial equipment business in Brazil and the closure of NKKTubes (an additional $7 million charge for the same concepts is included in the cost of sales). Sequentially, our SG&A expenses increased mainly due to higher selling expenses associated with higher sales and higher labor costs, however, they decreased as a percentage of sales due to the better absorption of the fixed and semi-fixed components of SG&A expenses on higher sales.

Other operating results amounted to a gain of $4 million in the first quarter of 2022, compared to $12 million in the previous quarter and $8 million in the first quarter of 2021. The result of the quarter is mainly related to land sales in the United States.

Financial results amounted to a loss of $1 million in the first quarter of 2022, compared to a gain of $2 million in the previous quarter and a gain of $12 million in the first quarter of 2021. During the quarter, a net interest gain of $7 million was offset by a net $8 million foreign exchange loss, mainly related to the appreciation of the Brazilian Real against the U.S. dollar.

Equity in earnings of non-consolidated companies generated a gain of $88 million in the first quarter of 2022, compared to a gain of $133 million in the previous quarter and a gain of $79 million in the first quarter of 2021. The result of the quarter is net of an impairment charge on the value of our joint venture in Russia, amounting to $15 million. Results from non-consolidated companies are mainly derived from our participation in Ternium (NYSE:TX) and reflect the good dynamics at the flat steel sector derived from high steel prices.

Income tax charge amounted to $67 million in the first quarter of 2022, compared to $72 million in the previous quarter and $42 million in the first quarter of 2021. Despite the sequential increase in income before income tax, the tax charge of the quarter is lower as it includes a $44 million positive adjustment from inflation adjustments net of foreign exchange, mainly in Argentina.

Cash Flow and Liquidity

Net cash used in operations during the first quarter of 2022 was $27 million, compared with net cash provided by operations of $46 million in the previous quarter and $70 million in the first quarter of 2021. Working capital increased by $609 million during the quarter, mainly reflecting higher trade receivables, following the increase in sales, and higher inventories partially offset by an increase in trade payables.

Capital expenditures amounted to $67 million for the first quarter of 2022, compared to $69 million in the previous quarter and $45 million in the first quarter of 2021.

During the quarter we had negative free cash flow of $94 million, compared to negative $23 million in the previous quarter and positive $25 million in the first quarter of 2021.

4

At March 31, 2022 we maintained a positive net cash position of $562 million, compared to $700 million at December 31, 2021.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on April 28, 2022, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489 1502 Internationally. The access number is “ 5464727”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at http://ir.tenaris.com/events-and-presentations.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/events-and-presentations or by phone from 12:00 pm ET on April 28, through 12:00 pm on May 6, 2022. To access the replay by phone, please dial +1 855 859 2056 or +1 404 537 3406 and enter passcode “5464727” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

5

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2022	2021
	Unaudited
Net sales	2,367,041	1,181,789
Cost of sales	(1,521,942)	(882,999)
Gross profit	845,099	298,790
Selling, general and administrative expenses	(364,922)	(255,026)
Other operating income (expense), net	4,077	7,827
Operating income	484,254	51,591
Finance Income	8,825	5,698
Finance Cost	(1,835)	(4,675)
Other financial results	(8,108)	10,754
Income before equity in earnings of non-consolidated companies and income tax	483,136	63,368
Equity in earnings of non-consolidated companies	87,604	79,141
Income before income tax	570,740	142,509
Income tax	(67,307)	(41,744)
Income for the period	503,433	100,765

Attributable to:
Shareholders' equity	502,774	106,346
Non-controlling interests	659	(5,581)
	503,433	100,765

6

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2022		At December 31, 2021
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	5,771,759		5,824,801
Intangible assets, net	1,365,335		1,372,176
Right-of-use assets, net	119,655		108,738
Investments in non-consolidated companies	1,500,637		1,383,774
Other investments	241,294		320,254
Derivative financial instruments	5,755		7,080
Deferred tax assets	259,709		245,547
Receivables, net	232,833	9,496,977	205,888	9,468,258
Current assets
Inventories, net	3,032,127		2,672,593
Receivables and prepayments, net	125,643		96,276
Current tax assets	219,702		193,021
Trade receivables, net	1,718,058		1,299,072
Derivative financial instruments	12,088		4,235
Other investments	354,104		397,849
Cash and cash equivalents	315,399	5,777,121	318,127	4,981,173
Total assets		15,274,098		14,449,431
EQUITY
Shareholders' equity		12,508,121		11,960,578
Non-controlling interests		145,795		145,124
Total equity		12,653,916		12,105,702
LIABILITIES
Non-current liabilities
Borrowings	7,905		111,432
Lease liabilities	88,991		82,694
Deferred tax liabilities	261,310		274,721
Other liabilities	227,806		231,681
Provisions	91,254	677,266	83,556	784,084
Current liabilities
Borrowings	340,121		219,501
Lease liabilities	34,885		34,591
Derivative financial instruments	18,520		11,328
Current tax liabilities	171,425		143,486
Other liabilities	266,416		203,725
Provisions	8,512		9,322
Customer advances	96,905		92,436
Trade payables	1,006,132	1,942,916	845,256	1,559,645
Total liabilities		2,620,182		2,343,729
Total equity and liabilities		15,274,098		14,449,431

7

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2022	2021
	Unaudited
Cash flows from operating activities
Income for the period	503,433	100,765
Adjustments for:
Depreciation and amortization	143,076	144,469
Income tax accruals less payments	6,915	12,091
Equity in earnings of non-consolidated companies	(87,604)	(79,141)
Interest accruals less payments, net	(1,300)	(46)
Changes in provisions	6,888	4,036
Changes in working capital	(608,628)	(83,326)
Currency translation adjustment and others	10,616	(28,354)
Net cash (used in) provided by operating activities	(26,604)	70,494

Cash flows from investing activities
Capital expenditures	(66,934)	(45,291)
Changes in advance to suppliers of property, plant and equipment	(18,565)	(3,104)
Proceeds from disposal of property, plant and equipment and intangible assets	4,819	4,923
Changes in investments in securities	109,236	176,932
Net cash provided by investing activities	28,556	133,460

Cash flows from financing activities
Payments of lease liabilities	(15,678)	(15,900)
Proceeds from borrowings	268,143	94,605
Repayments of borrowings	(256,144)	(168,271)
Net cash (used in) financing activities	(3,679)	(89,566)

(Decrease) Increase in cash and cash equivalents	(1,727)	114,388
Movement in cash and cash equivalents
At the beginning of the period	318,067	584,583
Effect of exchange rate changes	(2,021)	(3,844)
(Decrease) Increase in cash and cash equivalents	(1,727)	114,388
	314,319	695,127

8

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2022	2021
Operating income	484,254	51,591
Depreciation and amortization	143,076	144,469
EBITDA	627,330	196,060

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and non-current investments less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments – Borrowings (Current and Non-Current)

(all amounts in thousands of U.S. dollars)	At March 31,
	2022	2021
Cash and cash equivalents	315,399	695,245
Other current investments	354,104	649,878
Non-current investments	233,988	274,542
Derivatives hedging borrowings and investments	6,662	5,281
Current borrowings	(340,121)	(246,440)
Non-current borrowings	(7,905)	(294,649)
Net cash / (debt)	562,127	1,083,857

9

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2022	2021
Net cash (used in) provided by operating activities	(26,604)	70,494
Capital expenditures	(66,934)	(45,291)
Free cash flow	(93,538)	25,203

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days= [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ]x 365

(all amounts in thousands of U.S. dollars)	At March 31,
	2022	2021
Inventories	3,032,127	1,910,293
Trade receivables	1,718,058	907,738
Customer advances	(96,905)	(52,569)
Trade payables	(1,006,132)	(634,648)
Operating working capital	3,647,148	2,130,814
Annualized quarterly sales	9,468,164	4,727,156
Operating working capital days	141	165

10